File Pursuant Rule 433

File No. 333-193336

FEBRUARY 2016 UPDATE

NEW BOARD DIRECTOR

Dallas, Texas and Caesarea, Israel – February 9, 2016 – Zion Oil & Gas, Inc. (NASDAQ GM: ZN) announces the appointment of a new director to its Board of Directors (“Board”).

Mr. Ralph F. DeVore was recently appointed to the Board as an independent director, effective February 1, 2016.

Alongside John Brown, Zion’s founder, Mr. DeVore was a founding shareholder and key supporter helping to raise seed-funding to launch the private company before our initial public offering.

Mr. DeVore was a charter member of Zion’s Board from 2000 through the end of 2004 and continues to be a strong supporter of our mission and vision.

Mr. DeVore’s career includes over 25 years in advertising and marketing as an entrepreneur doing business with Fortune 100 companies such as PepsiCo, Walgreens and Philip Morris. In addition, he held a management position with The Sherwin-Williams Company, a Fortune 500 company.

Ralph currently serves as President of Christian Commerce Corporation, a 501(c)(3) private foundation which he founded in 1984. The focus of the foundation is promotion and education of Christian principles through world-wide evangelism.

He is on the Board of the Christian Commerce Corporation and has recently been on the board of the Hal Lindsey Website Ministries. He also serves in a consulting role to other Christian ministries who call on his business expertise and years of ministry experience.

Ralph earned a B.S. in Occupational Education from Wayland Baptist University and is a graduate of Southwestern Baptist Theological Seminary.

ZION ON TV

Zion’s recently completed corporate video entitled The Oil of Israel, Prophecy Being Fulfilled continues to air on Daystar, God TV, and LeSEA TV networks (check HERE https://www.zionoil.com/updates/documentary-the-oil-of-israel-prophecy-being-fulfilled-tv-special/ for local listings, dates and times).

We highly encourage you to view this excellent video which is now viewable on our website HERE . https://www.zionoil.com/the-oil-of-israel-prophecy-being-fulfilled/

While we make plans for how and when to drill, ultimately, it is all in God’s hands (Proverbs 16:9)!

Please join us in prayer that Zion would be able to raise the necessary funds to drill and that God clear our path forward of further delays and problems.

INVESTMENT UPDATE

The company is currently in a 10% Convertible Bond Rights Offering (available only to shareholders) that was extended to March 31, 2016.

If you are a shareholder as of October 15, 2015, you should have received information in the mail or via your broker about your right to purchase $100 Bonds that yield an annual 10% return for five years.

If you are not a current shareholder but would still like to participate in our mission to drill for oil in Israel, please see the opportunities via our Direct Stock Purchase Plan on our website (no broker needed).

CLICK HERE FOR MORE INFO https://www.zionoil.com/dspp/

You've been asking...

We've been listening!

For years you've been asking when we will put together a tour to Israel with Zion Oil & Gas. Well, we've done it and we believe you will think this tour is both unique and amazing!

Imagine walking where Jesus walked, seeing first-hand the many promises made by God that have been fulfilled in the Land of Israel, and standing on the spot where Zion plans to drill for oil and gas.

Limited spots available – please register soon!

CLICK HERE FOR MORE INFO https://www.zionoil.com/updates/biblical-promises-tour-israel-2016/

This letter update does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, and there will be no sale of any securities in any state in which such an offer, solicitation, or purchase would be unlawful prior to the registration or qualification of such securities under the securities laws of any such state. The offer of the Senior Convertible Bond issuable upon exercise of the rights is made only by means of the prospectus supplement dated October, 21, 2015, as subsequently amended, filed with the SEC, and related documents. A copy of the prospectus may be obtained, free of charge, on the SEC website at www.sec.gov, or by contacting us at info@zionoil.com or by calling us at 888-891-9466.

FOR A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS RIGHTS OFFERING, WE HIGHLY ENCOURAGE YOU TO READ AND STUDY THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS SUPPLEMENT DATED OCTOBER 21, 2015.

For a free Prospectus and/or if you have questions, please contact us toll-free at888-891-9466 FREE or via email: info@zionoil.com.

FORWARD LOOKING STATEMENTS: Statements stated herein that are not historical fact, including Zion’s planned operations, potential results thereof and plans contingent thereon, are forward-looking statements as defined in the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion’s periodic reports filed with the SEC and are beyond Zion’s control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.